Exhibit 8.1

List of Subsidiaries of China Digital TV Holding Co., Ltd.

Name	Jurisdiction of Incorporation
China Digital TV Technology Co., Ltd.	British Virgin Islands
Golden Benefit Technology Limited	Hong Kong
China Super Media Holdings Limited	Hong Kong
Beijing Super TV Co., Ltd.	People’s Republic of China
N-S Digital Technology Co., Ltd.,	People’s Republic of China
Beijing Cyber Cloud Co., Ltd.,	People’s Republic of China
N-S Investment Holdings Co., Ltd.	People’s Republic of China